FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 1 December 2004

Senior executive appointments announced

National Australia Bank’s Chief Executive Officer, John Stewart, today announced a range of executive appointments to accelerate the transformation of the National and the implementation of its strategic agenda.

The new appointments are:

•                  Gordon Lefevre, previously General Manager, Personal Financial Services Australia has been appointed Deputy Group Chief Financial Officer, and will report to the National’s Group Chief Financial Officer, Michael Ullmer.  In his new role, Gordon will join the Group Executive Committee.

•                  Andrew Thorburn, previously Group Executive, Retail Business at St George Bank, will join the National to head up the new retail banking division.  He will report to the CEO for Australia, Ahmed Fahour, and will be a member of the Australian Executive Committee.

•                  Graeme Willis, who has been acting Group Chief Risk Officer for most of 2004, is being appointed to the newly created role of Group General Manager, Regulatory Affairs, overseeing the National’s relationships with regulators across the Group.  Graeme will report to the Group Chief Risk Officer, Mike Hamar.

•                  Gavin Slater, who was previously Group General Manager, responsible for the implementation of the remedial actions out of the foreign currency options trading losses, has been appointed Executive Director, National Australia Group Europe.  Gavin will report to the CEO, Europe, Lynne Peacock.  In working with Lynne to lead the business, he will have a particular focus on the back office and support areas, including key projects.

Mr Stewart said the changes were being made to ensure the right people were in the right positions to help build the new National and rebuild its reputation with stakeholders.

“The decision to create the role of Group General Manager, Regulatory Affairs reflects the importance of our relationships with regulators in every region in which we operate.  This is particularly the case with the range of remedial actions we are currently undertaking across the Group.  While we have considerably improved relationships with the regulators this year, it is critical that this continues.

“Over the longer term, the increased compliance and regulatory environment facing all finance industry organisations means having strong relationships with regulators in every part of our business is critical to our success.

“At the end of October, I announced that Lynne Peacock would be returning to London to take up the position of Chief Executive Officer, Europe, to focus on transforming our European businesses.  This is clearly a significant and challenging task.

“Gavin has demonstrated exceptional leadership in implementing complex programs across the Group.  I am confident that his skills and experience will be a great support to Lynne in implementing the range of initiatives that will be required to improve the performance of our European operations,” he said.

Mr Stewart welcomed the appointment of Gordon Lefevre as Deputy Group Chief Financial Officer.

“With 16 years experience in the financial services industry, gained from working in international banking, retail banking, mergers and acquisitions, finance and strategy, Gordon is an excellent appointment.

“Prior to his role with Personal Financial Services, Gordon has made a significant contribution to the National in senior finance roles based in Australia, the US and Europe,” said Mr Stewart.

“We are also very excited to have Andrew Thorburn starting with us in January 2005 to lead our retail banking efforts in Gordon’s place.  He joins us from St George Bank to take up the role of Head of Retail Banking Australia.

“Andrew is an experienced business leader, having previously held senior roles in personal banking, marketing and sales and service at the Commonwealth Bank and ASB Bank in New Zealand,” Mr Stewart said.

For further information:

Brandon Phillips Group Manager Group Corporate Relations 03 8641 3857 work 0419 369 058 mobile	Samantha Evans Group Communications Adviser Group Corporate Affairs 03 8641 4982 work 0404 883 509 mobile

Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile

Or visit www.nabgroup.com

Biographies:

Andrew Thorburn

Head of Retail Banking, Australia

National Australia Bank

Andrew Thorburn joins the National as Head of Retail Banking for Australia in January 2005.

His banking career commenced in 1986 with ASB Bank, Auckland, New Zealand, where after a series of promotions he was appointed Chief Manager, Personal Banking in 1992.  Following this, in 1996, Andrew joined the Commonwealth Bank of Australia (CBA) and held leadership positions in personal banking, marketing and sales and service.

Immediately prior to joining the National, Andrew was the Group Executive, Retail Business at St George Bank.  In this role, Andrew was responsible for the development and distribution of retail products and services and the bank’s retail and brand marketing activities.

Andrew has a Master of Business Administration (Distinction) from the University of Durham in the United Kingdom and a Bachelor of Commerce (Economics) from the University of Auckland.  He is a member of the Australasian Institute of Business and Finance and the Australian Direct Marketing Association.

Gordon Lefevre

Deputy Group Chief Financial Officer

National Australia Bank

Gordon Lefevre has 16 years experience in the financial services industry, stretching across international banking, retail banking, mergers and acquisitions and finance and strategy.  Prior to his appointment as the National’s Deputy Group Chief Financial Officer, he was General Manager, Personal Banking, Australia.

On graduating from university, Gordon worked in the audit division of Deloittes and then joined Barclays Bank in South Africa where he was head of finance for the international trade division.

In August 1990, Gordon migrated to Australia and joined KPMG, working in the Corporate Finance division and specialising in forensic accounting and company valuations.  He joined the National’s investments and advisory (mergers and acquisitions) division in November 1994.  Since then, Gordon has played a significant role in the strategic direction of the National, having worked in a number of senior finance roles based in Australia, the US and Europe.

Gordon holds a commerce degree from the University of Natal (Pietermaritzburg) in South Africa, Honors in Accounting Science from the University of South Africa and is a Chartered Accountant.

Biographies contd:

Graeme D. Willis

Group General Manager, Regulatory Affairs

National Australia Bank

Graeme Willis joined the National Australia Bank in 1968.  Prior to his appointment as Group General Manager, Regulatory Affairs, he was the National’s Acting Executive General Manager, Risk Management.  He was appointed to this role in February 2004, following the release of the APRA report into the foreign exchange options trading losses.

His career at the National has included a wide variety of assignments, spanning a number of different segments of the business, including Institutional, Corporate and Business Banking.  He held the position of General Manager, Major Project Management where he was responsible for the implementation of a strategy relating to Payment Services for the National in Australia, and was Chief Operating Officer, Clydesdale Bank PLC prior to becoming Chief Credit Officer in October 1998.

Graeme has a Diploma of Securities Institute (1980) and participated in a Management Development program at the Harvard Business School in 1994.

Gavin Slater

Executive Director

National Australia Group Europe

Gavin Slater joined National Australia Bank in 1999 as Global Head of Costing in the Finance division and progressed through various senior business unit roles up until his appointment as General Manager, Finance for Financial Services Australia in April 2003.

Prior to his appointment as Executive Director, National Australia Group Europe, Gavin was Group General Manager, responsible for the implementation of the remedial actions out of the foreign currency options trading losses.

Gavin’s career spans 19 years in the financial services industry across multiple geographies, financial services and advisory companies.  His experience represents a blend of business development customer-facing roles, finance and project roles.  Prior to joining the National, Gavin was a principle consultant with PricewaterhouseCoopers, driving business development and successfully leading multiple large-scale client engagements.

He is a Fellow of the Certified Practising Accountants, Graduate of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Banking & Finance.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook

Date:	1 December 2004	Title:	Associate Company Secretary